Exhibit 1.A.3.C


                       CONSECO VARIABLE INSURANCE COMPANY

                 COMPENSATION SCHEDULE--VARIABLE UNIVERSAL LIFE


1.     Contract. Attached to and a part of Selling Agreement

2. Control Date. July 1, 2001. Control Date is the date on which Company put this schedule into effect and continues until superseded by a schedule with a later Control Date.

3. Schedule -Variable Life. Commissions equal to the percentages shown shall apply to premiums received on Variable Universal Life Policies placed in force under this Selling Agreement. Different commissions are paid on premiums up to the Target Premium and in excess of the Target Premium, as indicated in this schedule.

       We also pay a trail commission that is based on an annual percentage of the Accumulation Value, excluding any accumulation value in the Loan Account. We pay 1/4 of the annual rate at the end of each calendar quarter, based on the non-loaned Accumulation Value as of that date.

       CVUL (single and joint)

         POLICY YEAR        UD TO TARGET    IN EXCESS OF TARGET        TRAIL

           1                      90%               3%                 0.00%
           2-10                    3%               3%                 0.10%
           11+                     2%               2%                 0.20%

       These percentages shall also apply to any increase in Target Premium due to requested increases in specified amount. The 12 months following the requested increase is considered Year 1 for this purpose. Commissions are not paid on increases due to riders, changes in death benefit options, and any increased amount will be netted against prior requested decreases.

4. Chargebacks: The Representative shall return to Company the designated percent of any commission paid during the periods specified according to the following schedule:

              100% during the first 6 months after issue or an increase.
               50% during the next 6 months.

       The chargeback provision is applied on free look rescissions, full surrenders, decreases, partial withdrawals over the free amount, and settlement options if the fixed period is for less than 10 years. Commissions on increases are charged back on a pro-rata basis if there is a decrease within one year of the increase.


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Type or Print Name of Principal         Signature of Principal

CONSECO VARIABLE INSURANCE COMPANY


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Type or Print Name and Title            Signature of Principal and Date

CONSECO EQUITY SALES, INC.


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Type or Print Name and Title            Signature of Principal and Date